Exhibit 12.1

APACHE CORPORATION

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(In millions, except ratio data)

	For the Period Ended
	June 30,	December 31,
(Unaudited)	2018	2017	2016	2015*	2014*	2013*
EARNINGS
Pretax income (loss) from continuing operations	$896	$918	$(1,682)	$(12,169)	$(6,830)	$947
Add:Fixed charges excluding capitalized interest	240	498	470	540	466	538

Adjusted Earnings	$1,136	$1,416	$(1,212)	$(11,629)	$(6,364)	$1,485

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
Interest expense including capitalized interest (1)	$222	$457	$464	$486	$499	$560
Amortization of debt expense	6	9	8	11	6	8
Interest component of lease rental expenditures (2)	37	82	47	57	45	69

Fixed charges	265	548	519	554	550	637
Preferred stock dividend requirements (3)	—	—	—	—	—	6,526

Combined Fixed Charges and Preferred Stock Dividends (1)	$265	$548	$519	$554	$550	$7,163

Ratio of Earnings to Fixed Charges (4)	4.29	2.58	—	—	—	2.33

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (5)(6)	4.29	2.58	—	—	—	—

*	Financial information for all prior year periods has been recast to reflect retrospective application of the successful efforts method of accounting. See Note 1 to consolidated financial statements.

(1)

Interest expense related to the provisions for uncertainty in income taxes under ASC Topic 740, “Income Taxes” is not included in the computation of ratios of earnings to fixed charges and combined fixed charges and preferred stock dividends.

(2)	Represents one-third of rental expense, which is considered to be a reasonable approximation of interest factors.
(3)

The Company does not receive a tax benefit for its preferred stock dividends. This amount represents the pre-tax earnings, which is calculated using the effective tax rate, that would be required to cover its preferred stock dividends.

(4)	The Company’s 2016, 2015, and 2014 earnings are inadequate to cover fixed charges, with a deficit of $1.7 billion, $12.2 billion, and $6.9 billion, respectively.
(5)	The Company’s 2016, 2015, and 2014 earnings are inadequate to cover fixed charges and noncontrolling interest, with a deficit of $1.9 billion, $11.9 billion, and $7.3 billion, respectively.
(6)	The Company’s 2013 earnings are inadequate to cover fixed charges, preferred stock dividend requirements, and noncontrolling interest, with a deficit of $5.7 billion.